Huaneng Power International, Inc.
Huaneng Building
No.6 Fuxingmennei Street
Xicheng District, Beijing 100031 PRC

Via EDGAR and Facsimile

September 26, 2012

Jennifer Thompson
Lisa Sellars
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549, USA
Facsimile Number: +1 (202) 772-9202

Re:	Huaneng Power International, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 19, 2012
File No. 001-13314

Dear Ms. Thompson and Ms. Sellars:

We refer to your comment letter dated September 13, 2012 regarding the Form 20-F of Huaneng Power International, Inc. for the fiscal year ended December 31, 2011 filed with the United States Securities and Exchange Commission (the “Commission”) on April 19, 2012 with the file number 001-13314 (the “Comment Letter”).  We received the Comment Letter via facsimile on September 13, 2012.  Set forth below are our responses to your comments raised in you letter.  For your convenience, we have also restated your comments below in italics.

Form 20-F for the fiscal year ended December 31, 2011

Risk Factors, page 3

1.
As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC.  The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx).  As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors.  Therefore, please state this fact under a separate risk factor heading.  Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Response:

The Staff’s comment is duly noted. In response to the Staff’s comment, the Company will include the following disclosure in its future Form 20-F filings under “Item 3 – Key Information – D. Risk Factors – Risks Relating to the PRC”:

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the US Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards.  Because we have substantial operations within the People’s Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China including that performed by our auditors.  As a result, investors may be deprived of the full benefits of PCAOB inspections.

Financial Statements, page F-1

Note 8. Investments in Associates / Jointly Controlled Entities, page F-38

2.
We note that you account for your investment in Huaneng Jinling Combined Cycle Co-Generation Co., Ltd. by the equity method of accounting even though you own 51% of the equity interest of this entity.  We further note your statement on page F-41 that in accordance with the relevant terms stipulated in the memorandum and articles of association of Jinling CCGT, the company only exercises significant influence.  Please describe to us in greater detail the terms that cause you to not have control of Jinling CCGT despite your majority ownership interest.

Response:

There are four shareholders of Huaneng Jinling Combined Cycle Co-Generation Co.,Ltd (“Jinling CCGT”), with equity interest of 51%, 21%, 21% and 7%, respectively. The Company holds 51% of the equity interest of Jinling CCGT. According to the investment memorandum and articles of association of Jinling CCGT, all resolutions of the shareholders’ meetings need at least 2/3 of the voting rights to pass and the resolutions on board of directors also need at least 2/3 of the board of directors members to agree whilst the Company possesses 5 out of the 11 board of directors seats according to the articles of association. Therefore the Company can only cast significant influence on Jinling CCGT and accounted it as an associate company.

We will further elaborate the reason in the notes to our financial statement for this year.

Note 9. Investments in Subsidiaries, page F-42

3.
We note that you have several subsidiaries that are 50% owned or less, including Huaneng Beijing Co-generation Limited Liability Company, Huaneng Shanghai Shidongkou Power Generation Limited, and Huaneng Yingkou Port Limited Liability Company.  Please explain to us in more detail the agreements with other shareholders that give you control over these entities.

Response:

For Huaneng Beijing Co-generation Limited Liability Company (“Beijing Co-generation”), pursuant to an agreement entered into between the Company and another shareholder, the Company is entrusted to vote the 25% voting rights held by the shareholder as long as the Company remains as the largest shareholder. Thus the Company has majority voting rights required by the article of association to control the operation and financial policies of Beijing Co-generation. Therefore the Company considered it has control over Beijing Co-generation.

For Huaneng Shanghai Shidongkou Power Generation Limited (“Shidongkou Power Company”), according to its article of association, the other shareholder who holds the remaining equity interests of Shidongkou Power Company entrusts the Company to exercise all its voting rights in relation to the operation and financial policies of Shidongkou Power Company. Therefore the Company considered it has control over Shidongkou Power Company.

For Huaneng Yingkou Port Limited Liability Company (“Yingkou Port”), pursuant to the shareholders’ agreement, the other shareholder who holds the remaining shares of Yingkou Port entrusts the Company to exercise all its voting rights at shareholders’ meetings in relation to the operation and financial policies. Therefore the Company considered it has control over Yingkou Port.

We will further elaborate these reasons in the notes to our financial statement for this year.

Form 6-K filed April 26, 2012

Document 3: Changes in Accounting Estimates of Fixed Assets

4.
We note that as of January 1, 2012 you changed the estimated useful lives and estimated residual values of your fixed assets.  Please explain to us in greater detail the facts and circumstances that led you to make this change.  Please also tell us how you determined that the new depreciation period of each fixed asset is aligned closer to its actual useful life, including describing the data or support upon which you relied.  Please also disclose the expected impact on future periods.  Refer to IAS 8 paragraph 39.

Response:

(i)
The Company noted from the operations of the recent years that, with application of new material, development and implementation of new technologies, enhancement on renovation of fixed assets and improvement in routine repair and maintenance, certain fixed assets have been maintained at very good operating status and achieved leading operational KPIs among the peer power generation companies in China. The Company also noted that certain power generation units still remain at good condition though already approaching the end of their original useful lives. Hence the actual economic useful lives of such fixed assets are expected to be longer than the original estimates.

The fixed assets of the Company are obtained via self constructions as well as business combinations. As part of the post-acquisition integration efforts, the Company has been trying to align the operation and maintenance procedures of the fixed assets obtained from different sources.

Considering the accumulative impact of the above factors, the Company started a thorough review of the depreciation estimates since March 2012.  After sufficient inspections of the actual operating status of fixed assets and data collections and analysis, the Company decided to revise its accounting estimates on the useful lives and residual values of fixed assets and obtained the board of director’s approval on April 24. As there was still no interim financial statements prepared and published since January 1, 2012, management adopted the change from the beginning of this year to reflect a fairer and more appropriate view of the fixed assets.

(ii)
The new useful lives and residual values of fixed assets are determined based on the technical assessment report prepared by the Company’s internal engineers and technicians. The Company is of the view that the new useful lives and residual values are comparable with the estimates adopted by other major Chinese companies in the power industry.

(iii)
The Company has disclosed the expected impact from these changes in accounting estimates for the year ending 31 December 2012 in page 38 of Form 6-K filed April 26, 2012, item “III. EFFECT OF THE CHANGES IN ACCOUNTING ESTIMATES ON THE COMPANY”:

“Based on the scope of the existing consolidated financial statements, these changes in accounting estimates are expected to reduce the depreciation expense for 2012 by approximately RMB700 million”. There was no material difference between the impact on depreciation expense under PRC GAAP and IFRS.

*           *           *

The Company acknowledges the following to the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by phone at +8610-63226999 or by facsimile at +8610-66412321 if you have any questions.

Sincerely,

By:	/s/ Du Daming
Du Daming
Vice President and Secretary to the board
Huaneng Power International, Inc.